SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 2 August 2012

TURQUOISE HILLS RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release—Ivanhoe Mines changes name to Turquoise Hill Resources

August 2, 2012

Press release

Ivanhoe Mines changes name to Turquoise Hill Resources

New trading symbol “TRQ” to be effective from August 8, 2012

VANCOUVER, CANADA – Ivanhoe Mines today announced that the company’s name change to Turquoise Hill Resources Ltd. now has gone into effect. The new name was approved by shareholders at the company’s annual meeting on June 28, 2012.

The company’s new trading symbol will be “TRQ” and will become effective at the opening of trading on the Toronto Stock Exchange, the New York Stock Exchange and the NASDAQ Stock Market on August 8, 2012.

Kay Priestly, Chief Executive Officer of Turquoise Hill Resources, said, “Changing our name to Turquoise Hill Resources marks another milestone in our corporate history. Our new name more closely aligns the company with our world-class Oyu Tolgoi Project and will have added significance as we rapidly approach the start of production.”

A corporate name change was an element of the memorandum of agreement with Rio Tinto announced on April 18, 2012.

The change to Turquoise Hill Resources will not affect existing Ivanhoe Mines stock certificates. Shareholders are not required to submit their current certificate for new Turquoise Hill Resources stock certificates.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: IVN), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine development in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which is also developing a molybdenum-rhenium mine; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Turquoise Hill Resources Ltd.
World Trade Centre
Suite 615 – 999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1
T 604 688 5755
www.turquoisehill.com

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the final prospectus or in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 2 August 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal &
Corporate Secretary